SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders

São Paulo, August 14, 2023 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 and NYSE: GOL) (“GOL” or “Company”), Brazil’s largest domestic airline, in compliance with the provisions of Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporations Law") and the regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, “CVM”), hereby informs its shareholders and the market in general that its Board of Directors approved, at a meeting opened on July 26, 2023 and closed on the date hereof, the Company’s issuance of Warrants (as defined below). This notice sets forth the conditions for shareholders to exercise their preemptive rights to the Warrants, pursuant to sole paragraph of article 77 and item “b” of paragraph 1st of article 171 of the Brazilian Corporations Law.

a.        Inform the number of warrants to be issued

Up to 1,891,497,584 (one billion, eight hundred ninety-one million, four hundred ninety-seven thousand, five hundred eighty-four) warrants for the subscription of preferred shares, registered, book-entry, with no par value and no voting rights, except as provided for in the Bylaws, of the Company (“Warrants”). Each Warrant will entitle the holder to subscribe 1 (one) preferred share issued by the Company, which has the characteristics described in article 5 of the Bylaws.

Partial ratification of the Warrants will be allowed, provided that at least 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants are subscribed, as detailed below.

b.        Explain, in detail, the reasons for the issuance and its consequences

The issuance is mainly aimed at enabling the exchangeable debt transaction carried out by GOL Equity Finance, as announced on March 3, 2023. For this purpose, the Company's controlling shareholders have already informed the Company that they will assign to GOL Equity Finance their respective preemptive rights for subscription of their Warrants.

c.        Inform the issuance price and the exercise price of the warrant

The issuance price of the Warrants is BRL 5.84 (five Brazilian reais and eighty-four Brazilian cents) per Warrant and must be paid in cash, in Brazilian currency, upon subscription of the warrants. The Company's management was advised by Evercore Group LLC and Apsis Consultoria Empresarial Ltda. issued a fairness opinion confirming the calculation for the Warrant Price.

Each Warrant will give its holder the right to subscribe 1 (one) preferred share, at an exercise price of BRL 5.82 (five Brazilian reais and eighty-two Brazilian cents) (which may be adjusted from time to time under the terms described in the Warrants).

d.        Inform the criteria which was used to determine the issuance price and the strike price, justifying, in detail, the economic aspects that determined its choice

The issuance price of the Warrants was set based on the economic value of each Warrant, considering the exercise term of the Warrants of 5 (five) years.

The exercise price, that means, the issuance price of the shares that will be allocated to the Warrants holders in the future, should they decide to exercise them, was set according to the assumptions of the exchangeable debt transaction of GOL Equity Finance, in order to make such fund raising feasible.

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e.        Provide management's opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase

Considering that the preemptive right in the subscription of the Warrants will be assured to the Company's shareholders, if these shareholders exercise all their respective preemptive rights and convert all their Warrants into shares, there will be no dilution of their positions in the Company.

f.       Inform the terms and conditions to which the exercise of the bonus is subject

The right arising from the Warrants may be exercised by their holders at any time from, and including, August 18, 2023 to, and including, March 2, 2028.

g.       Inform whether the shareholders will have preemptive rights to subscribe to the warrants, detailing the terms and conditions to which this right is subject

This private issuance is directed primarily to current shareholders, who will have preemptive rights for subscribing the Warrants proportionally to the number of shares they hold, as provided for in article 171, paragraph 3rd, of the Brazilian Corporations Law.

The preemptive right shall apply to shareholders holding shares of the Company on August 17, 2023.

The exercise of the preemptive right may occur from, and including, August 18, 2023 to, and including, September 26, 2023. The Company's shares acquired as of, and including, August 18, 2023 will not be eligible for preemptive rights and will be traded ex-preemptive right.

Each 1 (one) preferred share of the Company will entitle the shareholder who holds it to subscribe for 4.52268204173 Warrants. Each 1 (one) common share of the Company will entitle the shareholder who holds it to subscribe 0.12921948690 Warrants. For the purposes of this calculation, all shares issued by the Company, whether common or preferred, were considered, although common shares were considered at a ratio of 35 : 1.

Any fractions of Warrants resulting from the exercise of the preemptive right shall be disregarded.

The controlling shareholders have informed the Company that they and their investment vehicles will assign a portion of their preemptive rights to GOL Equity Finance, which, in turn, has expressed its commitment to subscribe the totality of the Warrants to which it will be entitled as a result of such assignment, i.e. 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants.

Procedure for the exercise of preemptive rights, subscription and payment of Warrants

Shareholders that wish to exercise their preemptive right must follow the procedures below and must pay, upon subscription, the subscription price in Brazilian reais, according to the amount obtained by multiplying the number of Warrants subscribed by the subscription price, being certain that:

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Notice to Shareholders

•	regarding the shares under custody of Itaú Corretora de Valores S.A. (“Bookkeeping Agent”), holders of shares under custody of the Bookkeeping Agent who wish to exercise their preemptive right on the subscription of the Warrants must, within the exercise term of the preemptive right, go to one of the Bookkeeping Agent’s agencies on the Brazilian Territory to (i) fill and sign the subscription form, according to the form to be made available by the Bookkeeping Agent, and (ii) deliver the documentation set forth below. In case of doubts, shareholders may contact the Bookkeeping Agent, on business days, from 9:00 a.m. to 6:00 p.m., in the following numbers: (a) capital city and metropolitan regions: +55 (11) 3003-9285; and (b) other locations: 0800 7209285; and
•	regarding the shares under custody of the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), holders of shares under custody of the Central Depositary of B3 must exercise their preemptive right in accordance with the instructions of the custodian agents and in accordance with the rules stipulated by the Central Depository of B3.

Assignment of the preemptive right

The preemptive rights to the subscription of Warrants may be freely assigned to third parties, pursuant to article 171, paragraph 6th, of the Brazilian Corporations Law.

Holders of shares issued by the Company must observe the procedures established by B3 and/or by the Bookkeeping Agent, as the case may be, for the assignment of their preemptive rights.

The Company's controlling shareholders and their investment vehicles will freely assign a portion of their preemptive rights to GOL Equity Finance, which, in turn, expressed is commitment to subscribe for the totality of the Warrants it will be entitled to as a result of such assignment, i.e. 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants.

Possibility of partial homologation

Partial homologation of the Warrants will be allowed, provided that at least 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants are subscribed, being certain that (i) in view of the commitment of GOL Equity Finance informed above, such requirement is already fulfilled; and (ii) there will be no subscription round for remaining warrants.

Subscribers who wish to condition their subscription decision (for the issuance of all Warrants or a minimum amount determined by them, and subject to the minimum amount established by the Board of Directors informed above) must do so at the time of the subscription.

Considering that partial homologation of the Warrants will be allowed, subscribers must indicate upon subscription whether, in the case of a partial homologation, they choose to receive (a) the totality of the Warrants they subscribed to or (b) the amount equivalent to the ratio between the number of Warrants actually subscribed to and the maximum number of Warrants subject to the issuance. In the absence of a subscriber's indication, the subscriber's interest in receiving the totality of the Warrants subscribed to by him shall be presumed.

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The Company will not open an additional period for the revision of the subscription decision in the case of partial homologation of the Warrants.

Documentation to subscribe to the Warrants

Holders of subscription rights to subscribe Warrants in custody of the Central Depository of B3 who wish to exercise their preemptive rights should consult their custody agents regarding required documents.

Holders of subscription rights in custody of the Bookkeeping Agent who wish to exercise their preemptive rights directly through the Bookkeeping Agent must present the following documents:

•	individuals: (a) identity card (RG or RNE); (b) proof of enrollment with the Brazilian Individual Taxpayer’s Registry of the Ministry of Finance (“CPF/MF”); and (c) proof of address;
•	legal entity: (a) original and copy of its by-laws and minutes of election of the current officers of authenticated copy of the bylaws or consolidated articles of association; (b) proof of enrollment with the Brazilian Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”); (c) authenticated copy of the corporate documentation which prove the powers of the signatory of the subscription bulletin; and (d) authenticated copy of the identity card, CPF/MF and proof of residence of its signatories; and
•	investment fund: (a) original and copy of the regulation of the fund, corporate documents of its manager and corporate documentation granting powers of representation, if applicable; (b) proof of enrollment with the CNPJ/MF; (c) authenticated copies of the corporate documentation which prove the powers of the signatory of the subscription bulletin; and (d) authenticated copy of the identity card, CPF/MF and proof of residence of its signatories.

In case of representation by power-of-attorney, a public power-of-attorney with specific powers must be presented, together with the documents mentioned above, as applicable, of the grantor and the attorney-in-fact. Investors residing abroad may be required to present other representation documents, under the terms of the applicable legislation.

The execution of the subscription bulletin will represent the subscriber's irrevocable and irreversible expression of subscribing to the Warrants, resulting in the subscriber’s irrevocable and irreversible obligation to pay them in full.

h        Inform if the subscription will be public or private

The private issuance is directed primarily to the current shareholders, who will have preemptive rights for subscribing the Warrants proportionally to the number of shares they hold, as provided for in article 171, paragraph 3rd of the Brazilian Corporations Law.

i.       Inform the matters whose definition may be delegated to the board of directors

Not applicable.

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j.       Inform the secondary market where the warrants will be negotiated, if applicable

The Warrants will be admitted for trading on B3, on a date after the period for the exercise of preemptive rights, to be communicated to the shareholders by means of a Notice to Shareholders.

k.       Describe the rights, advantages and restrictions of the shares resulting from the exercise of the warrants

The preferred shares issued by the Company resulting from the exercise of the right of the Warrants will be entitled to receive in full the dividends or interest on equity that may be declared by the Company as from the date of their issuance and to all the other rights and benefits conferred on the other holders of preferred shares issued by the Company as from then, on an equal basis with the other preferred shares issued by the Company.

l.       Percentage of potential dilution resulting from the issuance

If only the minimum amount of 991,951,681 (nine hundred ninety-one million, nine hundred fifty-one thousand, six hundred eighty-one) Warrants is subscribed for, as detailed above, the potential economic dilution percentage resulting from exercise of the Warrants for the Company's shareholders will be 70.32%. If all the Warrants are subscribed for, and the respective rights attached to them are exercised, the percentage of potential economic dilution resulting from exercise of the Warrants for the Company's shareholders will be 81.87%.

Subscription rights of the ADS holders

The Warrants' subscription rights apply to holders of preferred and common shares issued by the Company, and not to holders of American Depositary Shares representing preferred shares issued by the Company ("ADS"). However, the Company has filed a registration statement with the U.S. Securities and Exchange Commission ("SEC") to allow holders of ADSs to subscribe for rights related to the underlying preferred shares. The registration statement will be subject to a declaration of effectiveness by SEC. If SEC declares the registration statement as effective prior to the expiration of the Warrants’ subscription term, the Company will make commercially reasonable efforts to offer ADS holders the right to subscribe for Warrants relating to the underlying preferred shares, and, if it cannot execute such offer, will request that the ADS Depositary sell the subscription rights in the Brazilian market.

Investor Relations

ri@voegol.com.br www.voegol.com.br/ri

+55 (11) 2128-4700

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Notice to Shareholders

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s value number one, and operates a standardized fleet of 146 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer